UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                        May                                2005
                ----------------------------------------------------------,



                                Golar LNG Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)



       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F [X]           Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [_]                 No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited (the "Company"), dated May 31, 2005.

                                  Exhibit 99.1

                                    Golar LNG
                                   March 2005

FIRST QUARTER RESULTS

Golar LNG reports net income of $17.7 million for the three months ended March 31, 2005 and operating income of $18.3 million as compared to $19.1 million and $21.2 million, respectively, for last quarter ($13.4 million and $17.3 million, respectively, for the first quarter of 2004). Net cash provided by operating activities for the quarter was $18.4 million, which is consistent with the fourth quarter of 2004 at $18.6 million.

These   results  have  been  affected  by  one  off  costs  in  respect  of  the reorganisation of the Company's fleet management function, as reported last quarter, and the write off of deferred financing costs in connection with the refinancing of part of the existing fleet. These charges amounted to $1.1 million and $1.8 million respectively.

The Company's share of Korea Line Corporation's ("Korea Line") net income for the three months to March 31, 2005, is $10.0 million as compared to last quarter's $3.9 million ($5.1 million for the first quarter of 2004)(1) in respect of Golar's 21% shareholding.

----------
1 Golar's results reported for the quarter ended March 31, 2004 have been adjusted to reflect the adoption of equity accounting in respect of Korea Line, which has added $5.1 million to previously reported net income for the quarter ended March 31, 2004.


The mark-to-market revaluation of interest rate swaps has resulted in a net gain (after minority interest) of $5.5 million. Unrealised foreign exchange and currency swap losses in respect of the Company's leases amounted to $1.5m.

Operating revenues for the first quarter of 2005 were $44.2 million as compared to $45.4 million for the fourth quarter of 2004 ($36.0 million for the first quarter of 2004). Average daily time charter equivalents (TCEs) were $50,600 for the first quarter of 2005 against last quarter's $54,300 ($55,500 for first quarter of 2004). The average daily TCE was affected by commercial waiting time in respect of the Golar Frost, which traded for one month out of the quarter, and the Golar Winter and the Golar Viking both of which traded for approximately
1.5 months each. Revenue was also lost due to the drydocking of one vessel; no further drydockings are due this year.

Vessel operating expenses for the first quarter of 2005 were $9.6 million compared with $9.6 million for the previous quarter ($8.2 million for the first quarter of 2004).

Administration costs were $3.2 million for the quarter as compared to $3.1 million last quarter and $1.7 million for the first quarter of 2004. As noted above however, this quarter's administrative expense includes a charge of $1.1 million in connection with the Company's reorganisation of its fleet management function.

Net interest expense for the first quarter of 2005 was $10.7 million, which compares to $8.8 million for fourth quarter of 2004 and $6.1 million for the same period in 2004. The increase is primarily due to the addition of the Golar Viking to the fleet and its associated debt. Interest expense and interest income includes $9.8 million and $8.2 million respectively relating to the Company's lease finance transactions.

Other financial items of $2.6 million income includes a gain of $6.4 million associated with the increase in fair value of interest rate swaps, including the effect of an additional $60.0 million of interest rate swaps. This compares to a gain of $4.1 million last quarter ($2.9 million expense for the first quarter of 2004). The gain on swaps relating to the 60% owned Golar Mazo, are reduced by the minority interest element of 40% resulting in a net book gain on all swaps of $5.5 million as compared to a $2.6 million gain last quarter ($1.9 million charge for the first quarter of 2004). Other financial items also include net foreign exchange translation and currency swap losses. The Company recorded a net unrealised foreign exchange and currency swap loss of $1.5 million in respect of its leases during the first quarter of 2005, as compared to a gain of $2.6 million last quarter. Other financial items also includes the write off of $1.8 million of financing fees as a result of refinancing part of the existing fleet during this quarter.

Earnings per share for the quarter were $0.27 as compared to $0.29 for the quarter to December 31, 2004 ($0.20 for the first quarter of 2004).

The number of shares outstanding as of March 31, 2005 was 65,562,000 (December 31, 2004: 65,612,000). During February 2005, the Company repurchased 50,000 shares in Golar LNG through market purchases, which were subsequently cancelled. The weighted average number of shares outstanding for the first quarter of 2005 and the twelve months ended December 31, 2004 was 65,584,778 and 65,612,000 respectively.

FINANCING

In January 2005, the Company entered into a $120 million loan facility in respect of its newbuilding the Golar Viking delivered in January 2005, which generated approximately $27 million in additional liquidity for the Company.

In March 2005, the Company successfully completed a $300 million refinancing for part of the existing fleet, which provided approximately $55 million of additional liquidity and which has achieved substantially lower interest rate margins.

In April 2005, the Company completed a lease finance transaction in respect of its newbuilding DSME Hull 2226, which is due for delivery in January 2006. As with the Company's Golar Winter lease, this transaction does not produce an immediate cash benefit but rather provides reduced cost financing over the term of the lease. The net amount funded in the transaction will be approximately $105 million, $47 million drawn down in April with the balance to be drawn on delivery of the vessel.

The Company has entered into interest rate swaps on an additional $60 million of debt during the quarter and a further $105 million in May, in respect of the lease transaction completed in April in connection with the next newbuilding to be delivered in January 2006. As at March 31, 2005 approximately $488 million of debt accrues interest at a fixed rate, which represents approximately 51% of total bank debt and net (after deduction of restricted cash deposits) capital lease obligations. Taking into account the April lease transaction noted above this percentage effectively increases to approximately 54%.

CORPORATE AND OTHER MATTERS

As reported last quarter the Company under took a reorganisation of its technical fleet operation during the first quarter of 2005. This process is now largely complete and the transition to the two new management companies has been executed smoothly and without any interruption for clients.

Due to the rapid expansion of the LNG fleet experienced LNG seafarers are in strong demand, and in order to secure the services of sufficient numbers, Asian shipping companies, as well as newcomers to the market, are bidding up salaries for experienced personnel. Golar is in a good position with a large fleet to allow for the training of new officers, but will however have to accept increased salaries in order to keep valuable crew. It is expected that this cost increase will be compensated by the increased efficiency and the lower purchasing costs anticipated from the new management solution.

The second and final Service Conference in respect of the Livorno project went ahead on April 14, 2005, with a majority voting in favour of the project. The next step is for the Italian Government to issue a decree formally approving the permit for the terminal. Golar is currently discussing with the project developer Crossgas the structure of the future ownership and throughput capacity of the terminal.

During the quarter the Company invested $3.0 million in TORP Technology AS, giving it ownership of 16.1% of the share capital of the company. TORP Technology holds the rights to the HiLoad LNG Re-gasification Technology developed by Remora Technology. TORP Technology is planning to build an offshore LNG re-gasification terminal 50 miles offshore in the US Gulf of Mexico and is expecting to file for a permit with U.S. Coast Guard towards the end of 2005 with start up in early 2009.

The Company has been developing, together with Saipem SPA, a Floating Power Generating Plant (FPGP). The concept is based on the conversion of an existing Golar LNG carrier and the fitting of gas turbine combined cycle power generators that will be capable of producing 240 MW of power. Golar has applied to the Cyprus Energy Regulatory Authority (CERA) for licences to construct and operate an FPGP and sees this as a logical extension to the floating storage and regasification projects (FSRU's) that it is currently working on.

The Company sees floating terminals as a major area for business development and is investigating and in exploratory discussions with regard to three other projects.

In furtherance of this strategy Golar is working with an Asian shipyard in order to develop an engineering specification for conversion of one of Golar's existing vessels to a floating regas/floating regas and power generation unit. The preliminary conclusion of this study is expected to be ready shortly. Based on the very positive response Golar has received for this concept from potential end users the Company may consider converting one vessel without having fixed long-term employment

MARKET

The  trade in LNG  continues  at  unprecedented  levels  and only lack of liquid supply has held back further growth. This has stemmed from production restrictions in Algeria, and continuing delays caused by production delays in new projects, particularly Egypt's first LNG project.

LNG production during the first quarter of 2005 was at a record level of 152 million tonnes per year (mmta). Further production of up to 16.8 mmta is expected on-stream during 2005 and 15.4 mmta is scheduled for 2006. The continued strength of demand for LNG has ensured accelerating development of new LNG production projects: Total's Yemen Project is now seeking tonnage, CPC will come to the market in July of 2005, while the expected confirmation of Shell's Qatar project, following the ExxonMobil and ConocoPhillips projects, as well as new projects in Nigeria (OK, and Brass River) will further enhance demand for shipping. It is further assumed that Korea's Kogas will be in need of additional tonnage to meet increasing demand.

However, the volume of LNG taken into the US this year has shown a slower rate of growth than that of recent years. The main reason for this is lack of available product as it is the mature markets in the Far East and Europe that have taken most of the increased volumes. The high level of activity to develop US LNG infrastructure is exciting, but it is important to remember that all LNG infrastructure projects will need sufficient LNG production and LNG production is the current bottle-neck. In order to develop the business further and to reduce this constraint, Golar intends to seek strategic partnerships with major local LNG producers.

Currently there are 174 existing LNG carriers with 114 more on order. In the long-term shipping market continuing demand, from Qatar, Yemen, and Nigeria is leading to pressure on the availability of newbuilding slots and newbuilding prices continue to firm right through to 2009 and 2010.

Demand for shipping in the spot market has been restrained by lack of product, and rates restrained by excess supply of shipping. The majority of this excess reflects the delivery of ships for long term projects that have been delayed, the very strong Far East demand for LNG reflecting demand growth in Korea, and both demand growth and the ongoing need for nuclear power replacement in Japan. Far East supplies therefore have all been diverted to the Far East markets, rather than distant US/Europe ones, severely reducing the tonne mile requirement in the short term.

However, it is believed that the combined negative effect of all these factors has now peaked; the delayed projects coming on stream in the next months mean that the vessels dedicated for these trades will now commence operation thus reducing the spot pool; Atlantic basin projects (including both Egypt and Nigeria) are all targeting Europe and the US as their market so that tonne mile demand can recover. Furthermore the commercial control of new import capacity in both the UK and especially the US means that sellers will have better and more economic access to these markets enhancing demand in these crucial areas.

The Board anticipates that while there will be more opportunities for spot vessels to obtain business from mid 2005 onwards, the margins available for transportation will remain small with producers able to take the major benefit of high spot sales prices, and thus shipping rates will remain soft, potentially for the next 1-2 years. The increase in activity though should improve earnings by reducing idle time. Increased focus on safety, reliability and efficiency will give an advantage to the modern ship trading in the spot market.

The Board believes credit should be given to TK Shipping and CitiGroup for the development of TK LNG Partners, a Master Limited Partnership (MLP), which is a new instrument to the LNG shipping industry for financing long-term LNG shipping contracts. The low cost of capital required to support such a structure will lead other Companies to consider similar ideas. Golar is currently evaluating this structure but in view of the Company's wish to have flexibility and to be a more integrated part of the LNG chain the structure might not be so effective for Golar.

OUTLOOK

The Board is highly disappointed by the development of the spot market. The short-term shipping overcapacity and the fragmented ownership structure is likely to lead to low utilization and low rates for the next 1 - 2 years. More industry consolidation might improve this situation somewhat and Golar will seek opportunities to this effect.

The strong development in Oil prices has created a significant energy price spread between Oil products and Natural Gas. Several oil fired power stations are becoming uneconomical and in many cases would strongly improve their margins by conversion to gas. There is thus a window for conversion projects including floating solutions. Golar believes this is a highly attractive market based on the cost savings which can be created for customers. This niche market will be enhanced by the lack of energy generating capacity, particularly in China and India.

The market for long-term LNG charters is today highly competitive and the likely returns from current tenders do not meet Golar's expected long-term returns. Opportunities for Golar's available newbuildings may however arise as a function of a tight LNG vessel delivery situation.

The average cash break even rate for the three open new buildings operating in the spot market is approximately $36,200 per ship per day. In the current market a spot ship will struggle to achieve these rates for the remainder of the year.

The Board remains optimistic about the Company's long-term outlook however, and feels that satisfactory progress has been made in the project portfolio. The Board sees challenges in the short-term created by the temporary over supply of tonnage. Financially the Company is well prepared to meet these challenges.

The 7 ships fixed on long term charter are expected to show a slightly improved margin this year and together with the contribution from Korea Line lead to a satisfactory overall result for 2005.

FORWARD LOOKING STATEMENTS

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the newbuilding vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers; actions taken by regulatory authorities that may prohibit the access of LNG carriers to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in applicable maintenance or
regulatory   standards  that  could  affect  our   anticipated   dry-docking  or
maintenance and repair costs; failure of shipyards to comply with delivery schedules on a timely bases and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports.


May 31, 2005
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Tor Olav Tr0im:  Director and Chief Executive Officer +44 7734 976 575
Graham Robjohns: Chief Accounting Officer & Group Financial
                 Controller  +44 207 517 8600
Charlie Peile:   Executive Vice President, Head of Commercial +44 207 517 8600


GOLAR LNG LIMITED FIRST QUARTER 2005 REPORT (UNAUDITED)

INCOME STATEMENT                                                                      2004
(in thousands of $)                                                   2005          Jan - Mar           2004
                                                                   Jan - Mar        Unaudited        Jan - Dec
                                                                   unaudited        (restated)       unaudited
                                                                  ---------         ----------       ---------
Operating revenues                                                   44,196           35,988           163,410
Vessel operating expenses                                             9,572            8,244            35,759
Voyage expenses                                                       1,044              284             2,561
Administrative expenses                                               3,185            1,698             8,471
Depreciation and amortisation                                        12,135            8,476            40,502
Total operating expenses                                             25,936           18,702            87,293
Operating income                                                     18,260           17,286            76,117
Interest income                                                       8,710            6,873            31,879
Interest expense                                                   (19,433)         (12,930)          (61,987)
Other financial items                                                 2,597          (2,894)             4,804
Income before taxes and minority interest                            10,134            8,335            50,813
Minority interest                                                   (2,279)               16           (7,575)
Taxes                                                                 (125)             (97)             (420)
Equity in net earnings of investee                                   10,017            5,136            15,780
Net income                                                           17,747           13,390            58,598

Earnings per share ($)                                                $0.27            $0.20             $0.89


BALANCE SHEET                                                         2005             2004              2004
(in thousands of $)                                                 Mar 31           Mar 31            Dec 31
                                                                  unaudited         unaudited        unaudited
                                                                  ---------         ----------        ---------

ASSETS
Short term
Cash and cash equivalents                                           116,372          102,551            51,598
Restricted cash and short-term investments                           46,946           41,765            41,953
Other current assets                                                 17,438           22,069            22,358
Amounts due from related parties                                        316              127               294
Long term
Restricted cash                                                     698,590          636,495           714,802
Equity in net assets of non-consolidated investee                    62,714           28,725            51,634
Newbuildings                                                         76,989          207,551           145,233
Vessels and equipment, net                                        1,249,429          757,850         1,078,383
Other long term assets                                               10,523            6,282             6,839
Total assets                                                      2,279,317        1,803,415         2,113,094

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Current portion of long term debt                                    54,457           61,946            66,457
Current portion of capital lease obligations                          2,557                -             2,662
Other current liabilities                                            47,566           62,600            46,401
Amounts due to related parties                                          550              597               374
Long term
Long term debt                                                      813,719          581,376           636,497
Long term capital lease obligations                                 823,044          632,353           842,853
Other long term liabilities                                          85,185           93,668            86,033
Minority interest                                                    28,561           18,690            26,282
Stockholders' equity                                                423,678          352,185           405,535
Total liabilities and stockholders' equity                        2,279,317        1,803,415         2,113,094


STATEMENT OF CASH FLOWS                                                               2004
(in thousands of $)                                                  2005           Jan -Mar            2004
                                                                  Jan - Mar         Unaudited        Jan - Dec
                                                                  unaudited         (restated)        unaudited
                                                                  ---------         ----------        ---------

OPERATING ACTIVITIES
Net income                                                           17,747           13,390            58,598
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortisation                                        12,135            8,476            40,502
Amortisation of deferred charges                                      2,026              254             1,270
Income/(loss) attributable to minority interests                      2,279              (16)            7,575
Equity in profit of non-consolidated investee                       (10,017)          (5,136)          (15,780)
Drydocking expenditure                                               (8,875)          (1,225)          (13,299)
Change in market value of interest rate and currency                 (1,204)           3,180           (12,237)
derivatives
Unrealised foreign exchange (gain)/loss                              (3,697)            (611)            5,161
Change in operating assets and liabilities                            8,033            1,862             3,744
Net cash provided by operating activities                            18,427           20,174            75,534

INVESTING ACTIVITIES
Additions to newbuildings                                          (105,452)          (3,374)         (278,560)
Additions to vessels and equipment                                   (1,588)          (1,604)           (8,232)
Long-term restricted cash                                            (1,253)           1,441           (37,515)
Purchase of unlisted investments                                     (3,000)               -                 -
Short-term restricted cash and investments                           (4,993)         (21,082)          (31,633)
Net cash used in investing activities                              (116,286)         (24,619)         (355,940)

FINANCING ACTIVITIES
Proceeds from long-term debt                                        420,000                -           110,000
Proceeds from long-term capital lease obligation                          -                -           163,715
Repayments of long-term capital lease obligation                     (1,417)               -              (894)
Repayments of long-term debt                                       (254,777)         (11,913)          (62,281)
Additions to long-term lease obligation                               2,204            1,997             6,321
Financing costs paid                                                 (2,710)            (964)           (2,733)
Proceeds from issuance of equity net of issuance costs                    -               (7)               (7)
Payments to repurchase equity                                          (667)               -                 -
Net cash provided /(used in) /by financing activities               162,633          (10,887)          214,121

Net increase/(decrease) in cash and cash equivalents                 64,774          (15,332)          (66,285)
Cash and cash equivalents at beginning of period                     51,598          117,883           117,883
Cash and cash equivalents at end of period                          116,372          102,551            51,598

03849.0004 #579313